MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	GlobalSantaFe Corporation (the “Company”)

DATE:	April 13, 2006

RE:	Response to SEC Staff Comments dated April 13, 2006

We are responding to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated April 13, 2006 regarding our Annual Report on Form 10-K for the year ended December 31, 2005 (the “Annual Report”) in connection with our Schedule 14A filed on March 9, 2006 and our response dated April 12, 2006 to the prior comments of the Staff dated April 7, 2006. For your convenience, our response is prefaced by the Staff’s comments in italicized text.

We respectfully request that the Staff review our responses at its earliest convenience. Please advise us as of any further comments as soon as possible.

In connection with this response, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Letter dated April 13, 2006

Form 10-K for the fiscal year ended December 31, 2005

General

We note your response dated April 12, 2006. Please substitute the word “sanctions” for the word “those” in the fourth line of your proposed language.

In response to the Staff’s comment, we have revised the proposed disclosure to substitute the word “sanctions” for the word “those”. We would propose to include the following disclosure in Item 5 of the Company’s 10-Q for the quarter ending March 31, 2006 and in future Annual Reports on Form 10-K:

1

A joint venture in which we hold a passive minority interest operates primarily in Libya, and to a limited extent in Syria. Libya and Syria have been identified by the U.S. State Department as state sponsors of terrorism. In addition, Syria is subject to a number of economic regulations, including sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control, and comprehensive restrictions on the export and re-export of U.S.-origin items to Syria. We believe our passive minority investment has been maintained in accordance with all applicable laws and regulations. Potential investors could view such passive minority interest negatively, which could adversely affect our reputation and the market for our ordinary shares. In addition, certain U.S. states have recently enacted legislation regarding investments by their retirement systems in companies that have business activities or contacts with countries that have been identified as terrorist-sponsoring states, and similar legislation may be pending or introduced in other states. As a result, certain investors may be subject to reporting requirements with respect to investments in companies such as ours or may be subject to limits or prohibitions with respect to those investments.